UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Yatra Online, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G98338109

(CUSIP Number)

TIMOTHY J. MAGUIRE

5625 East Nauni Valley Drive

Paradise Valley, Arizona 85253

(610) 517-6058

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G98338109

1	NAME OF REPORTING PERSON

THE 2020 TIMOTHY J. MAGUIRE INVESTMENT TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,525,357
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,525,357
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. G98338109

1	NAME OF REPORTING PERSON

CHRISTOPHER J. MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,525,357
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. G98338109

1	NAME OF REPORTING PERSON

MEGAN MAGUIRE NICOLETTI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,525,357
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. G98338109

1	NAME OF REPORTING PERSON

TIMOTHY J. MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,525,357
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. G98338109

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On January 17, 2022, the Reporting Persons entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer regarding, among other matters, the composition of the Board of Directors of the Issuer (the “Board”).

Pursuant to the Cooperation Agreement, the Issuer agreed to, effective immediately following the execution of the Cooperation Agreement, cause Roshan Mendis (the “New Director”) to be appointed to the Board, for a term of office that expires at the 2023 Annual General Meeting of Shareholders (the “2023 Annual Meeting”). Effective one year from the date of the Cooperation Agreement, if the New Director is unable to serve or continue serving as a director for any reason, then the Reporting Persons shall have the ability to recommend a substitute person for appointment to the Board, provided that at such time the Reporting Persons beneficially own at least the lesser of 5.0% of the Issuer’s then outstanding Shares and 2,882,918 Shares.

In addition, the Reporting Persons agreed to certain customary standstill provisions for a period commencing on the date of the Cooperation Agreement and ending at 11:59 p.m., Eastern Time, on the date that is eighteen (18) months following the date of the Cooperation Agreement (the “Standstill Period”).

Pursuant to the Cooperation Agreement, the Reporting Persons have agreed that at each annual and extraordinary general meeting of shareholders held prior to the expiration of the Standstill Period, the Reporting Persons will: (i) appear at such shareholders’ meeting or otherwise cause all Shares beneficially owned by such Reporting Persons and any of their Related Persons (as defined in the Cooperation Agreement) to be counted as present thereat for purposes of establishing a quorum; (ii) vote, or cause to be voted on the Issuer’s proxy card or voting instruction form, all Shares beneficially owned by such Reporting Persons in accordance with the recommendation of the Board with respect to (a) the election, removal and/or replacement of directors (or the requisition of an extraordinary general meeting or action by written consent of the Issuer’s shareholders in respect of any of the foregoing) (a “Director Proposal”) and (b) any other proposal submitted to the Issuer’s shareholders at a shareholder meeting; provided, however, that in the event that Institutional Stockholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) issues a recommendation with respect to any matter (other than Director Proposals) that is different from the recommendation of the Board, the Reporting Persons shall have the right to vote in accordance with the ISS or Glass Lewis recommendation; provided, further, the Reporting Persons and any of their Related Persons shall be entitled to vote the Shares beneficially owned by them in their sole discretion with respect to any publicly announced proposal relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer and its subsidiaries or other business combination involving the Issuer, in each case, that requires a vote of the Issuer’s shareholders.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is filed as Exhibit 10.1 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2022, and is incorporated herein by reference.

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CUSIP No. G98338109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 17, 2022, the Reporting Persons entered into the Cooperation Agreement with the Issuer as defined and described in Item 4, a copy of which is attached as Exhibit 10.1 to the Issuer’s Form 6-K filed with the SEC on January 21, 2022 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement by and among The 2020 Timothy J. Maguire Investment Trust, Timothy J. Maguire and Yatra Online, Inc., dated January 17, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 6-K filed with the SEC on January 21, 2022).

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CUSIP No. G98338109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2022

/s/ Timothy J. Maguire
TIMOTHY J. MAGUIRE Individually and as attorney-in-fact for Christopher J. Maguire and Megan Maguire Nicoletti

THE 2020 TIMOTHY J. MAGUIRE INVESTMENT TRUST

By:	/s/ Timothy J. Maguire
	Name:	Timothy J. Maguire
	Title:	Investment Manager

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